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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


24 February 2003


             TAKEOVER OF BREAKWATER ISLAND TRUST BY JUPITERS LIMITED
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Jupiters Limited ("Jupiters") has completed the acquisition of the units in
Breakwater Island Trust ("Breakwater") that it did not hold prior to its takeover bid for Breakwater dated 29 October 2002.

As previously advised, as part of the compulsory acquisition of the units in Breakwater, dissenting offerees were able to elect either the share alternative or the cash alternative to apply to the compulsory acquisition of their units.
A total of 374 dissenting offerees elected the share alternative. In accordance with the procedure for completion of compulsory acquisition prescribed by the Corporations Act 2001, today Jupiters issued and allotted 257,456 shares to Breakwater to hold on trust pending instructions from the dissenting offerees as to how the shares are to be dealt with.

Jupiters is seeking quotation of the 257,456 shares.

For the purpose of item 2 of Appendix 3B lodged by Jupiters on 29 October 2002, the total number of shares issued by Jupiters for the acquisition of Breakwater was 423,723. In addition, the cash consideration paid by Jupiters was $25.5 million.


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